SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                           CRSS Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           126270107
                         (Cusip Number)

                       J. Taylor Crandall
                   201 Main Street, Suite 3100
                     Fort Worth, Texas 76102
                         (817) 390-8500
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                             May 23, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,241,500 shares, which constitutes approximately 9.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 12,808,096 shares outstanding.
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1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 1,177,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,177,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,177,700

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  9.2%

14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

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
1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,241,500 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,241,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,241,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  9.7%


14.  Type of Reporting Person: IN

-------------
(1) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 1,177,700 shares, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation, with respect to 63,800 shares.

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
1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,177,700 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,177,700 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,177,700 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  9.2%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

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

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,241,500 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,241,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,241,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  9.7%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 1,177,700 shares, and in his capacity as a director of The Anne
     T. and Robert M. Bass Foundation, with respect to 63,800 shares.

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Working Capital

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  63,800 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  63,800 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     63,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.5%

14.  Type of Reporting Person: CO

------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:  63,800 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power:  63,800 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     63,800 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.5%


14.  Type of Reporting Person: IN

------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:  63,800 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power:  63,800 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     63,800 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  0.5%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 4, 1994, as amended by Amendment No. 1 dated December 6, 1994 and Amendment No. 2 dated February 8, 1995 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of CRSS Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended in its entirety to read as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine         Working Capital(1)       $12,747,477.00

     Bruce          Not Applicable           Not Applicable

     Algenpar       Not Applicable           Not Applicable

     Crandall       Not Applicable           Not Applicable

     Foundation     Working Capital(1)       $   697,402.00

     A. Bass        Not Applicable           Not Applicable

     R. Bass        Not Applicable           Not Applicable

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby partially amended by adding at the end thereof the following:

     By letter dated May 23, 1995 to the Issuer, Keystone requested that the Issuer provide it with a copy of any and all written materials provided by the Issuer and/or its investment bankers to American Tractebel Corporation ("ATC") and other parties in connection with a proposed acquisition or purchase of all or a material amount of the assets of, or any securities of, or any merger, consolidation or business combination with the Issuer or any of its subsidiaries (collectively, an "Extraordinary Transaction".) A copy of the letter is set forth as Exhibit 99.2 transmitted herewith. In its letter, Keystone further requested that it be provided with copies of any and all opinions or advice of investment bankers or financial advisors to the Issuer as to the fairness of the ATC bid or any other proposed Extraordinary Transaction. The letter stated that Keystone was requesting the documents described above in order to evaluate the fairness of the ATC bid and possibly to evaluate any preliminary interest that Keystone might have in proposing an Extraordinary Transaction. To date, neither Keystone nor any of the Reporting Persons have formulated any intent or plans or proposals regarding an Extraordinary Transaction and there can be no assurance that any such intent, plans or proposals will be formulated in the future.

     Effective May 24, 1995, Keystone and the Issuer entered into a Confidentiality Agreement, a copy of which is transmitted herewith as Exhibit
99.3. The description of the Confidentiality Agreement that follows is not, and does not purport to be, complete, and is qualified in its entirety by reference to the Confidentiality Agreement.

     Pursuant to the Confidentiality Agreement, among other things, Keystone agreed to keep confidential any information it receives pursuant to its request discussed above, and agreed not to disclose any such information without the prior written consent of the Issuer. Under the terms of the Confidentiality Agreement, Keystone and its affiliates, without the prior written consent of the Issuer, are precluded from (i) acquiring, directly or indirectly, any voting securities of the Issuer or rights to acquire any such securities, (ii) soliciting, directly or indirectly, proxies to vote, or seeking to advise or influence any person or entity with respect to the voting of, any voting securities of the Issuer, (iii) making any public announcement with respect to, or submitting a proposal for or offer of, any extraordinary transaction involving the Issuer, or (iv) participating in a "group" (as defined in Section 13(d)(3) of the Act) in connection with any of the foregoing, for a period of two years from the effective date of the Confidentiality Agreement. Keystone also acknowledged in the Confidentiality Agreement that it is aware of the restrictions imposed by United States securities laws on the purchase or sale of securities by a person with possession of material, non-public information received from the issuer of such securities and on the communication of any such information to any other person who is likely to purchase or sell such securities in reliance upon such information.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a) - (c) of Item 5 are hereby amended in their entireties as follows:

     (a)

     ALPINE

     The aggregate number of shares of the Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,177,700, which constitutes approximately 9.2% of the outstanding shares of the Stock.

     BRUCE

     Because of his position as one of two general partners of Alpine and as principal of Bruce Management (which has shared investment discretion over the shares of Stock owned by the Foundation), Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,241,500 shares of the Stock, which constitutes approximately 9.7% of the outstanding shares of the Stock.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,177,700 shares of the Stock, which constitutes approximately 9.2% of the outstanding shares of the Stock.

     CRANDALL

     Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine and a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,241,500 shares of the Stock, which constitutes approximately 9.7% of the outstanding shares of the Stock.

     FOUNDATION

     The aggregate number of shares of the Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 63,800, which constitutes approximately 0.5% of the outstanding shares of the Stock.

     A. BASS

     Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 63,800 shares of the Stock, which constitutes approximately 0.5% of the outstanding shares of the Stock.

     R. BASS

     Because of his position as a director of Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 63,800 shares of the Stock, which constitutes approximately 0.5% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,177,700 shares of the Stock.

     BRUCE

     As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,177,700 shares of the Stock. As principal of Bruce Management (which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 63,800 shares of the Stock.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,177,700 shares of the Stock.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,177,700 shares of the Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 63,800 shares of the Stock.

     FOUNDATION

     Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 63,800 shares of the Stock.

     A. BASS

     As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 63,800 shares of the Stock.

     R. BASS

     As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 63,800 shares of the Stock.

     (c) In the past 60 days, the Reporting Persons have purchased shares of the Stock in open market transactions on the New York Stock Exchange, as follows:

     REPORTING                 NO. OF SHARES      PRICE PER
     PERSON       DATE            PURCHASED        SHARE

     ALPINE      03-23-95          5,700          $ 9.30
     ALPINE      03-24-95         15,000            9.43
     ALPINE      03-30-95          6,000            9.18
     FOUNDATION  03-31-95            700            9.18
     ALPINE      04-03-95          3,100            9.05
     ALPINE      04-04-95          2,000            9.43
     ALPINE      04-10-95            900            9.30
     ALPINE      05-09-95         10,000            9.30
     ALPINE      05-10-95          4,000            9.30

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock in the past 60 days.

     (d)  No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 --Agreement pursuant to Rule 13d-1(f)(1)(iii).

     Exhibit 99.2 --Letter dated May 23, 1995 to Issuer from Keystone

     Exhibit 99.3 - Confidentiality Agreement dated effective as of May 24,
                    1995, by and between Keystone and the Issuer.
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  May 25, 1995


                              ALPINE CAPITAL, L.P.



                              By:  /s/ Robert W. Bruce III
                                   Robert W. Bruce III,
                                     Manager


                               /s/ Robert W. Bruce III
                                   ROBERT W. BRUCE III

                              ALGENPAR, INC.


                              By: /s/ J. Taylor Crandall
                                   J. Taylor Crandall,
                                     President


                               /s/ J. Taylor Crandall
                                   J. TAYLOR CRANDALL


                               /s/ W. R. Cotham
                                   W. R. Cotham,
                              Attorney-in-Fact for:

                                   THE ANNE T. AND ROBERT M.
                                     BASS FOUNDATION (1)
                                   ANNE T. BASS (2)
                                   ROBERT M. BASS (3)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

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                         EXHIBIT INDEX

Exhibit                  Description
--------                 -----------

99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith

99.2                     Letter to Issuer dated May 23, 1995 from Keystone

99.3 Confidentiality Agreement dated effective as of May 24, 1995, by and between Keystone and the Issuer